Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E6

Item 2.	Date of Material Change

July 14, 2005

Item 3.	News Release

Agrium issued a news release on July 14, 2005 through CCN Mathews at Calgary, Alberta.

Item 4.	Summary of Material Changes

Agrium has successfully concluded gas supply contract negotiations with Cook Inlet producers that will allow the Kenai, Alaska nitrogen facility to continue to operate until November 2006.

Item 5.	Full Description of Material Change

Agrium has concluded commercial contracts with numerous Cook Inlet gas producers to supply gas to the Kenai, Alaska nitrogen facility. Agrium expects that the continued operation of the facility could add from $0.15 to $0.40 per diluted share to Agrium’s earnings for the additional one-year period, if Black Sea nitrogen sales prices were to range between $200 and $250 per tonne. The earnings range also includes a reasonable range in operating rates based on possible interruptions to gas supply and expected plant performance.

The net book asset value for the Kenai nitrogen facility was $5-million as at June 30, 2005. As of November 2005, Agrium will operate only one ammonia plant (650,000 tonnes of gross ammonia capacity) and one urea plant (630,000 tonnes of granular urea capacity). Annual net ammonia sales capacity would be approximately 280,000 tonnes, if both the urea and ammonia plant operated at full capacity. The Kenai nitrogen facility produced approximately 690,000 tonnes of urea and 480,000 tonnes of net ammonia in 2004.

Item 6.	Reliance on subsection 7.1(2) and (3) of National instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

Item 9.	Date of Report

July 19, 2005

AGRIUM INC.
/s/ Bruce G. Waterman
Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer